April 19, 2021

VIA EDGAR

Edwin Kim

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	DoubleVerify Holdings, Inc.
Registration Statement on Form S-1
(File No. 333-254380)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of DoubleVerify Holdings, Inc. (the “Company”) for acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-254380) (the “Registration Statement”) of the Company. We respectfully request that the Registration Statement become effective as of 3:00 p.m., Eastern Time, on April 20, 2021, or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Debevoise & Plimpton LLP, may orally request via telephone call to the staff of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 2,000 copies of the Company’s preliminary prospectus included in the above-named Registration Statement, as amended, were distributed during the period from April 12, 2021 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Thank you for your assistance in this matter.

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Very truly yours,

GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC

As representatives of the several underwriters

GOLDMAN SACHS & CO. LLC,

By:	/s/ William D. Connolly, III
Name:	William D. Connolly, III
Title:	Managing Director

J.P. MORGAN SECURITIES LLC,

By:	/s/ Ilana Foni
Name:	Ilana Foni
Title:	Vice President

[Signature page to Underwriters’ Acceleration Request Letter]